United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Sean Donahue

December 12, 2007

Re:         Flex Fuels Energy, Inc.
Registration Statement on Form SB-2
November 7, 2007
File No. 333-147211

Form 10-KSB/A for Fiscal ‘Year Ended December 31, 2006
Forms 10-QSB for Fiscal Quarters Ended
March 31, 2007, June 30, 2007, and September 30, 2007
File No. 0-52601

Ladies and Gentlemen:

The following responses address the comments of the SEC staff (the “Staff”) as set forth in its letter dated November 27, 2007 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Flex Fuels Energy Inc. (“Flex” or the "Company") and the Company’s Form 10-KSB/A for the Fiscal Year ended December 31, 2006, Forms 10-QSB for Fiscal Quarters ended March 31, 2007, June 30, 2007, and September 30, 2007.  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form SB-2

The Requirements of Being Public Company, page 15

1.          Please revise this risk factor to discuss your prior material weaknesses with respect to disclosure controls and procedures and internal controls over financial reporting. Discuss your prior restatements to your financial statements. If material, discuss the amount of time and resources you have spent to remediate these problems.

Response to No. 1

THE REQUIREMENTS OF BEING A PUBLIC COMPANY, INCLUDING COMPLIANCE WITH THE REPORTING REQUIREMENTS OF THE EXCHANGE ACT AND THE REQUIREMENTS OF THE SARBANES-OXLEY ACT, MAY STRAIN OUR RESOURCES, INCREASE OUR COSTS AND DISTRACT MANAGEMENT, AND WE MAY BE UNABLE TO COMPLY WITH THESE REQUIREMENTS IN A TIMELY OR COST-EFFECTIVE MANNER.

During 2007, the Company determined, after consultation with its independent registered public accounting firm, that a restatement of its financial statements for the year ended December 31, 2006 filed as part of its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 26, 2007, was necessary due to certain erroneous entries appearing in its financial statements.

Thereafter, following the Company’s, acquisition of Flex Fuels Energy Limited the Company’s executive officers after having discussions with the Company’s board of directors concluded that the Company’s previously issued financial statements covering the fiscal year ended December 31, 2006, along with the Report of Independent Registered Certified Public Accounting Firm and quarterly period ended March 31, 2007 which had been filed by the Company with the Securities and Exchange Commission on Form 10-KSB/A and Form 10-QSB on April 26, 2007 and May 15, 2007, respectively, should no longer be relied upon because of errors in such financial statements.

In connection with such determinations the Company reviewed the internal controls as of December 31, 2006, and identified the following material weaknesses in our internal control over financial reporting:

•	We did not maintain a proper in-house finance function and relied upon a third party to maintain the finance function and prepare the financial reports;
•
We did not maintain a timely and accurate period-end financial statement closing process or effective procedures for reconciling and compiling our financial records in a timely fashion. With respect to these procedures management determined that the material weakness arose due to the lack of training, experience or knowledge of persons preparing the financial records;

•	We did not effectively monitor the third-party accounting function and our oversight of financial controls; and
•	The Company’s knowledge of US GAAP was limited.

As a result of the foregoing,  the Company amended its Forms 10-KSB/A for the Fiscal Year ended December 31, 2006 on April 26, 2007 and September 12, 2007 and its Form 10-QSB for the fiscal quarter ended March 31, 2007 on September 12, 2007 in order to, among other things,  restate unrecorded liabilities, certain legal costs associated with the investment in Flex Fuels Energy Limited, to amend the fair value attributed to the stock issued to Mr. Tom Barr, to consolidate the balance sheet and results of Flex Fuels Energy Limited, to amend the balance sheets, and to to correctly disclose related party disclosures.

Nevertheless, as we are a public company, we will need to comply with laws, regulations and requirements, including certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 and related regulations of the SEC and requirements of OTCBB. Complying with these statutes, regulations and requirements occupies a significant amount of the time of our Board of Directors and management. We will need to:

•	institute a comprehensive compliance function;

•	establish internal policies, such as those relating to disclosure controls and procedures and insider trading;

•
design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;

•	involve and retain outside counsel and accountants in the above activities; and

•	establish an investor relations function.

Signatures, page 103

2.	Please provide the signature of the Principal Accounting Officer.

Response to  No. 2

The Company has revised its Signatures of Amendment No. 1 to its Registration Statement on Form SB-2 in accordance with the Commission’s comment.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Risk Factors

Our Management Team consists of One Member, Mr. James Laird, page 17

3.          Please revise this risk factor to discuss the material weaknesses disclosed in the controls and procedures section, and the required restatements to your financial statements. We remind you that, generally speaking the disclosure in your Form l0-KSB should speak as of the end of the fiscal year.

Response to No. 3

OUR MANAGEMENT TEAM CONSISTS OF ONE MEMBER, MR. JAMES LAIRD, OUR SOLE EXECUTIVE OFFICER, AND WE ARE SOLELY GOVERNED BY TWO DIRECTORS, AS SUCH, THERE MAY BE SIGNIFICANT RISK TO THE COMPANY FROM A CORPORATE GOVERNANCE PERSPECTIVE.

James Laird, our sole executive officer, and our sole two members of our board of directors, make decisions such as the approval of related party transactions, the compensation of executive officers, and the oversight of the accounting function. There will be no segregation of executive duties and there may not be effective disclosure and accounting controls to comply with applicable laws and regulations, which could result in fines, penalties and assessments against us. Accordingly, the inherent controls that arise from the segregation of executive duties may not prevail. Our only two directors exercise control over all matters requiring stockholder approval including the election of directors and the approval of significant corporate transactions. We have not voluntarily implemented various corporate governance measures, in the absence of which, stockholders may have more limited protections against the transactions implemented by Mr. Laird and our board of directors, conflicts of interest and similar matters.

We have not adopted corporate governance measures such as an audit or other independent committees as we presently only have one independent director. Stockholders should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Having Mr. Laird as our sole executive officer resulted in material weaknesses to the Company’s controls and procedures.   We did not maintain a proper in-house finance function and relied upon a third party to maintain the finance function and prepare the financial reports.  We also, did not maintain a timely and accurate period-end financial statement closing process or effective procedures for reconciling and compiling our financial records in a timely fashion. With respect to these procedures management determined that the material weakness arose due to the lack of training, experience or knowledge of persons preparing the financial records.  Additionally, we did not effectively monitor the third-party accounting function and our oversight of financial controls.  Finally, the Company’s limited  knowledge of US GAAP was a material weakness.

In the opinion of management the material weaknesses described above have been remedied as a result of the Company’s acquisition of Flex Fuels Energy Limited with its own finance function and the appointment of Paul Gothard, an experienced qualified accountant, as Chief Financial Officer.

Controls and Procedures, page 30

4.          Please remove the paragraph that begins, “However, giving full consideration to the material weaknesses described below, or move it to another part of the filing.

Response to No. 4

ITEM 8A. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this amended Annual Report, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. In making this evaluation, our management considered the material weaknesses in our internal control over financial reporting and the status of their remediation. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2006.

A “material weakness” is a significant deficiency, or combination of significant deficiencies, which results in more than a remote likelihood that a material misstatement of the annual or interim financial statements presented will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements presented that is more than inconsequential will not be prevented or detected.

In April 2007, the Company determined, after consultation with its independent registered public accounting firm, that a restatement of its financial statements for the year ended December 31, 2006 filed as part of its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 17, 2007, was necessary due to certain erroneous entries appearing in its financial statements. Specifically, the Company filed an amended Annual Report on Form 10-KSB/A that amended and restated the Report solely to (i) amend and restate the Company’s financial statements filed as part of the Report to correct (a) erroneous “Paid in Capital” entry and “Retained earnings (deficit)” entry and resulting changes in “Total stockholders equity” and “Total liabilities and stockholders equity” entries as of December 31, 2006, set forth in the Balance Sheet located on page F-2 of this Amended Report, (b) erroneous “Deficient Accumulated During Development Stage” entry and “Total Equity” entry as of December 31, 2006, set forth in the Statement of Shareholders Equity on page F-5 of the Amended Report, (c) erroneous “Cash Flow from Financing Activities” entry, “Cash at end of period” entry, and “Shares issued in Lieu of Payment for Service” entry for the fiscal year ended December 31, 2006, set forth in the Statement of Cash Flows located on page F-6 of the Amended Report, and (ii) correctly disclose director compensation paid to a member of the Company’s board of directors during the fiscal year ended December 31, 2006, set forth on page 28 of the Amended Report.

Thereafter, on May 29, 2007, the Company completed the acquisition of Flex Fuels Energy Limited. In connection with and following the completion of such transaction, management of the Company changed and, thereafter, the Company engaged new independent accountants. Following such changes, in July 2007, the Company’s executive officers after having discussions with the Company’s board of directors concluded that the Company’s previously issued financial statements covering the fiscal year ended December 31, 2006, along with the Report of Independent Registered Certified Public Accounting Firm and quarterly period ended March 31, 2007 which had been filed by the Company with the Securities and Exchange Commission on Form 10-KSB/A and Form 10-QSB on April 26, 2007 and May 15, 2007, respectively, should no longer be relied upon because of errors in such financial statements as further addressed below. Subsequently, during July 2007 the Company reviewed the internal controls as of December 31, 2006, and identified the following material weaknesses in our internal control over financial reporting:

•	We did not maintain a proper in-house finance function and relied upon a third party to maintain the finance function and prepare the financial reports;
•
We did not maintain a timely and accurate period-end financial statement closing process or effective procedures for reconciling and compiling our financial records in a timely fashion. With respect to these procedures management determined that the material weakness arose due to the lack of training, experience or knowledge of persons preparing the financial records;

•	We did not effectively monitor the third-party accounting function and our oversight of financial controls; and
•	The Company’s knowledge of US GAAP was limited

The Company consequently prepared and filed in September 2007 a further amended Form 10-KSB for the fiscal year ended December 31, 2006, as well as an amended Form 10-QSB for the fiscal quarter ended March 31, 2007, which reports included audited financial statements that had been audited by the Company’s new independent accountants and restated unaudited financial statements that corrected all of the prior errors contained in such financial statements and filings. Specifically, (a) the amended Annual Report on Form 10-KSB/A was filed by the Company solely to correct:

(i)	unrecorded liabilities incurred in the year ended December 31, 2006;
(ii)
certain legal costs associated with the investment in Flex Fuels Energy Limited and the private placement that were expensed incorrectly in the Statement of Operations for the fiscal year ended December 31, 2006;

(iii)	to amend the fair value attributed to the stock issued to Mr. Tom Barr;
(iv)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(v)	to correctly disclose related party transactions.

In addition, the amended Quarterly Report on Form 10-QSB was filed by the Company solely to correct:

(i)	unrecorded liabilities of $42,000 and other errors totaling $10,050 incurred in the quarter ended March 31, 2007;
(ii)	to amend the balance sheets to reflect adjustments made in the Financials Statements for the period ended December 31, 2006 filed in the further amended Form 10-KSB;
(iii)	to include the periods missing from the previous filing (Inception to March 31, 2006 and Inception to March 31, 2007) in the Statements of Operations and Statements of Cash Flows;
(iv)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(v)	to correctly disclose related party disclosures.

We believe that the issues surrounding the restatements of these reports, mainly the maintenance of a proper in-house finance function, maintenance of internal controls related to the financial closing, review, and analysis process, oversight of financial controls, and the Company’s knowledge of US GAAP have been addressed as of the date of filing the amended Forms 10-KSB and 10-QSB (September 12, 2007). We further believe that the addition of new management personnel, including new management which resulted from the Company’s acquisition of Flex Fuels Energy Limited with its own finance function and the appointment of Paul Gothard, an experienced qualified accountant, as Chief Financial Officer, has strengthened our internal controls and that they will be effective in future periods. We note that the Company expended the sum of $________ in connection with the audit of the Company’s historical financial statements by its new independent accountant’s.

Limitations on the Effective of Controls

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

 Management, including the Company’s Chief Executive Officer and Chief Financial officer,  does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met.  Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs.   Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Changes in Internal Controls

Except as disclosed above, there were no changes in the Company's internal control over financial reporting during the period covered by this Annual Report on Form 10-KSB, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

5.          Please clearly disclose when the material weaknesses first began and who identified the material weaknesses. Your current disclosure appears to indicate that the material weakness was first identified in July 2007, while we note that you determined in April 2007 that you had to restate your financial statements for December 31, 2006.

Response to No. 5

Please refer to Response to No. 4 above, as the Company has revised its disclosure in the Controls and Procedures section on page __ of Amendment No.3 to its Form 10-KSB/A for the fiscal year Ended December 31, 2006 to include a discussion of the material weaknesses in our internal controls over financial reporting and the consequences of these weaknesses.

6.          Please expand your discussion of the material weaknesses in your internal control over financial reporting and the consequences of these weaknesses. For example, disclose that you had to twice restate your financial statements for the year ended December 31, 2006 due to certain erroneous entries appearing in your financial statements, and discuss the nature of the restatements.

Response to  No. 6

Please refer to Response to No. 4 above, as  the Company has revised its disclosure in the Controls and Procedures section on page __ of Amendment No.3 to its Form 10-KSB/A for the fiscal year Ended December 31, 2006 to include a discussion of the material weaknesses in your internal control over financial reporting and the consequences of these weaknesses.

7.          You state that the material weaknesses in your disclosure controls and procedures have been remedied. Please include the date at which you considered this remediation to be complete.

Response to No.7

Please refer to Response to No. 4 above, ast he Company has revised its disclosure in the Controls and Procedures Section on page __ of Amendment No.3 to its Form 10-KSB/A for the fiscal year ended December 31, 2006  to include a discussion of when the material weaknesses were remedied.

8.          Please revise your disclosure to indicate the specific steps you took to remediate the material weaknesses, the dates of such corrective actions and any associated material costs. In this regard, explain how you reached the conclusion that the material weaknesses have been remedied.

Response to No. 8

Please refer to Response to No. 4 above, as the Company has revised its disclosure in the Controls and Procedures section on page __ of Amendment No.3 to its Form 10-KSB/A for the fiscal year Ended December 31, 2006 to include a discussion of the specific steps that the Company has taken to remedy the material weaknesses, the dates of such corrective actions and any associated costs.

9.          We note your statement that “[a] control system, no matter how well conceived and operated can provide only reasonable, but no absolute, assurance that the objectives of a control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section Il.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website.

Response to No. 9

Please refer to Response to No. 4 above, as the Company has revised its Controls and Procedures section on page ___ of Amendment No. 3 to its Form 10-KSB/A for the fiscal year ended December 31, 2006 in accordance with the Commission’s comment.

10.          Item 308(c) of Regulation S-B requires disclosure of any change in the company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the company’s internal controls over financial reporting. Please revise to conform your disclosure to this Item.

Response to No.10

Please refer to Response to No. 4 above, as The Company has revised its Controls and Procedures section on page ___ of Amendment No. 3 to its Form 10-KSB/A for the Fiscal Year Ended December 31, 2006 in accordance with the Commission’s comment.

Form 10-QSB/A for the Quarter Ended March 31, 2007
Form 10-QSB for the Quarter Ended June 30, 2007
Form 10-QSB for the Quarter Ended September 30, 2007

11.          Please revise the Forms 10-QSB to comply with all applicable comments above. In addition, please correct the language in the Forms 10-QSB for the quarters ended March 31, 2007,  June 30, 2007 and September 30, 2007, which currently states that “In connection with the preparation of this amended Annual Report…

Response to No. 11

The Company has revised its Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 in accordance with the Commission’s comments.

Form 10-QSB/A for the Quarter Ended March 31, 2007
ITEM 3. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this amended Quarterly Report, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 30, 2007. In making this evaluation, our management considered the material weaknesses in our internal control over financial reporting and the status of their remediation. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of March 30, 2007.

A “material weakness” is a significant deficiency, or combination of significant deficiencies, which results in more than a remote likelihood that a material misstatement of the annual or interim financial statements presented will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements presented that is more than inconsequential will not be prevented or detected.

In April 2007, the Company determined, after consultation with its independent registered public accounting firm, that a restatement of its financial statements for the year ended December 31, 2006 filed as part of its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 17, 2007, was necessary due to certain erroneous entries appearing in its financial statements. Specifically, the Company filed an amended Annual Report on Form 10-KSB/A that amended and restated the Report solely to (i) amend and restate the Company’s financial statements filed as part of the Report to correct (a) erroneous “Paid in Capital” entry and “Retained earnings (deficit)” entry and resulting changes in “Total stockholders equity” and “Total liabilities and stockholders equity” entries as of December 31, 2006, set forth in the Balance Sheet located on page F-2 of this Amended Report, (b) erroneous “Deficient Accumulated During Development Stage” entry and “Total Equity” entry as of December 31, 2006, set forth in the Statement of Shareholders Equity on page F-5 of the Amended Report, (c) erroneous “Cash Flow from Financing Activities” entry, “Cash at end of period” entry, and “Shares issued in Lieu of Payment for Service” entry for the fiscal year ended December 31, 2006, set forth in the Statement of Cash Flows located on page F-6 of the Amended Report, and (ii) correctly disclose director compensation paid to a member of the Company’s board of directors during the fiscal year ended December 31, 2006, set forth on page 28 of the Amended Report.

Thereafter, on May 29, 2007, the Company completed the acquisition of Flex Fuels Energy Limited. In connection with and following the completion of such transaction, management of the Company changed and, thereafter, the Company engaged new independent accountants. Following such changes, in July 2007, the Company’s executive officers after having discussions with the Company’s board of directors concluded that the Company’s previously issued financial statements covering the fiscal year ended December 31, 2006, along with the Report of Independent Registered Certified Public Accounting Firm and quarterly period ended March 31, 2007 which had been filed by the Company with the Securities and Exchange Commission on Form 10-KSB/A and Form 10-QSB on April 26, 2007 and May 15, 2007, respectively, should no longer be relied upon because of errors in such financial statements as further addressed below. Subsequently, during July 2007 the Company reviewed the internal controls as of December 31, 2006, and identified the following material weaknesses in our internal control over financial reporting:

•	We did not maintain a proper in-house finance function and relied upon a third party to maintain the finance function and prepare the financial reports;
•
We did not maintain a timely and accurate period-end financial statement closing process or effective procedures for reconciling and compiling our financial records in a timely fashion. With respect to these procedures management determined that the material weakness arose due to the lack of training, experience or knowledge of persons preparing the financial records;

•	We did not effectively monitor the third-party accounting function and our oversight of financial controls; and
•	The Company’s knowledge of US GAAP was limited

The Company consequently prepared and filed in September 2007 a further amended Form 10-KSB for the fiscal year ended December 31, 2006, as well as an amended Form 10-QSB for the fiscal quarter ended March 31, 2007, which reports included audited financial statements that had been audited by the Company’s new independent accountants and restated unaudited financial statements that corrected all of the prior errors contained in such financial statements and filings. Specifically, (a) the amended Annual Report on Form 10-KSB/A was filed by the Company solely to correct:

(vi)	unrecorded liabilities incurred in the year ended December 31, 2006;
(vii)
certain legal costs associated with the investment in Flex Fuels Energy Limited and the private placement that were expensed incorrectly in the Statement of Operations for the fiscal year ended December 31, 2006;

(viii)	to amend the fair value attributed to the stock issued to Mr. Tom Barr;
(ix)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(x)	to correctly disclose related party transactions.

In addition, the amended Quarterly Report on Form 10-QSB was filed by the Company solely to correct:

(vi)	unrecorded liabilities of $42,000 and other errors totaling $10,050 incurred in the quarter ended March 31, 2007;
(vii)	to amend the balance sheets to reflect adjustments made in the Financials Statements for the period ended December 31, 2006 filed in the further amended Form 10-KSB;
(viii)	to include the periods missing from the previous filing (Inception to March 31, 2006 and Inception to March 31, 2007) in the Statements of Operations and Statements of Cash Flows;
(ix)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(x)	to correctly disclose related party disclosures.

We believe that the issues surrounding the restatements of these reports, mainly the maintenance of a proper in-house finance function, maintenance of internal controls related to the financial closing, review, and analysis process, oversight of financial controls, and the Company’s knowledge of US GAAP have been addressed as of the date of filing the amended Forms 10-KSB and 10-QSB (September 12, 2007). We further believe that the addition of new management personnel, including new management which resulted from the Company’s acquisition of Flex Fuels Energy Limited with its own finance function and the appointment of Paul Gothard, an experienced qualified accountant, as Chief Financial Officer, has strengthened our internal controls and that they will be effective in future periods. We note that the Company expended the sum of $________ in connection with the audit of the Company’s historical financial statements by its new independent accountant’s.

Limitations on the Effective of Controls

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

 Management, including the Company’s Chief Executive Officer and Chief Financial officer,  does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met.  Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs.   Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Changes in Internal Controls

Except as disclosed above, there were no changes in the Company's internal control over financial reporting during the period covered by this amended Quarterly Report on Form 10-QSB, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 10-QSB for the Quarter Ended June 30, 2007
ITEM 3. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this amended Quarterly Report, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2007. In making this evaluation, our management considered the material weaknesses in our internal control over financial reporting and the status of their remediation. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2007.

A “material weakness” is a significant deficiency, or combination of significant deficiencies, which results in more than a remote likelihood that a material misstatement of the annual or interim financial statements presented will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements presented that is more than inconsequential will not be prevented or detected.

In April 2007, the Company determined, after consultation with its independent registered public accounting firm, that a restatement of its financial statements for the year ended December 31, 2006 filed as part of its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 17, 2007, was necessary due to certain erroneous entries appearing in its financial statements. Specifically, the Company filed an amended Annual Report on Form 10-KSB/A that amended and restated the Report solely to (i) amend and restate the Company’s financial statements filed as part of the Report to correct (a) erroneous “Paid in Capital” entry and “Retained earnings (deficit)” entry and resulting changes in “Total stockholders equity” and “Total liabilities and stockholders equity” entries as of December 31, 2006, set forth in the Balance Sheet located on page F-2 of this Amended Report, (b) erroneous “Deficient Accumulated During Development Stage” entry and “Total Equity” entry as of December 31, 2006, set forth in the Statement of Shareholders Equity on page F-5 of the Amended Report, (c) erroneous “Cash Flow from Financing Activities” entry, “Cash at end of period” entry, and “Shares issued in Lieu of Payment for Service” entry for the fiscal year ended December 31, 2006, set forth in the Statement of Cash Flows located on page F-6 of the Amended Report, and (ii) correctly disclose director compensation paid to a member of the Company’s board of directors during the fiscal year ended December 31, 2006, set forth on page 28 of the Amended Report.

Thereafter, on May 29, 2007, the Company completed the acquisition of Flex Fuels Energy Limited. In connection with and following the completion of such transaction, management of the Company changed and, thereafter, the Company engaged new independent accountants. Following such changes, in July 2007, the Company’s executive officers after having discussions with the Company’s board of directors concluded that the Company’s previously issued financial statements covering the fiscal year ended December 31, 2006, along with the Report of Independent Registered Certified Public Accounting Firm and quarterly period ended March 31, 2007 which had been filed by the Company with the Securities and Exchange Commission on Form 10-KSB/A and Form 10-QSB on April 26, 2007 and May 15, 2007, respectively, should no longer be relied upon because of errors in such financial statements as further addressed below. Subsequently, during July 2007 the Company reviewed the internal controls as of December 31, 2006, and identified the following material weaknesses in our internal control over financial reporting:

•	We did not maintain a proper in-house finance function and relied upon a third party to maintain the finance function and prepare the financial reports;
•
We did not maintain a timely and accurate period-end financial statement closing process or effective procedures for reconciling and compiling our financial records in a timely fashion. With respect to these procedures management determined that the material weakness arose due to the lack of training, experience or knowledge of persons preparing the financial records;

•	We did not effectively monitor the third-party accounting function and our oversight of financial controls; and
•	The Company’s knowledge of US GAAP was limited

The Company consequently prepared and filed in September 2007 a further amended Form 10-KSB for the fiscal year ended December 31, 2006, as well as an amended Form 10-QSB for the fiscal quarter ended March 31, 2007, which reports included audited financial statements that had been audited by the Company’s new independent accountants and restated unaudited financial statements that corrected all of the prior errors contained in such financial statements and filings. Specifically, (a) the amended Annual Report on Form 10-KSB/A was filed by the Company solely to correct:

(xi)	unrecorded liabilities incurred in the year ended December 31, 2006;
(xii)
certain legal costs associated with the investment in Flex Fuels Energy Limited and the private placement that were expensed incorrectly in the Statement of Operations for the fiscal year ended December 31, 2006;

(xiii)	to amend the fair value attributed to the stock issued to Mr. Tom Barr;
(xiv)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(xv)	to correctly disclose related party transactions.

In addition, the amended Quarterly Report on Form 10-QSB was filed by the Company solely to correct:

(xi)	unrecorded liabilities of $42,000 and other errors totaling $10,050 incurred in the quarter ended March 31, 2007;
(xii)	to amend the balance sheets to reflect adjustments made in the Financials Statements for the period ended December 31, 2006 filed in the further amended Form 10-KSB;
(xiii)	to include the periods missing from the previous filing (Inception to March 31, 2006 and Inception to March 31, 2007) in the Statements of Operations and Statements of Cash Flows;
(xiv)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(xv)	to correctly disclose related party disclosures.

We believe that the issues surrounding the restatements of these reports, mainly the maintenance of a proper in-house finance function, maintenance of internal controls related to the financial closing, review, and analysis process, oversight of financial controls, and the Company’s knowledge of US GAAP have been addressed as of the date of filing the amended Forms 10-KSB and 10-QSB (September 12, 2007). We further believe that the addition of new management personnel, including new management which resulted from the Company’s acquisition of Flex Fuels Energy Limited with its own finance function and the appointment of Paul Gothard, an experienced qualified accountant, as Chief Financial Officer, has strengthened our internal controls and that they will be effective in future periods. We note that the Company expended the sum of $________ in connection with the audit of the Company’s historical financial statements by its new independent accountant’s.

Limitations on the Effective of Controls

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

 Management, including the Company’s Chief Executive Officer and Chief Financial officer,  does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met.  Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs.   Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Changes in Internal Controls

Except as disclosed above, there were no changes in the Company's internal control over financial reporting during the period covered by this Quarterly Report on Form 10-QSB, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Form 10-QSB for the Quarter Ended September 30, 2007
ITEM 3. CONTROLS AND PROCEDURES.

(a) Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this amended Quarterly Report, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2007. In making this evaluation, our management considered the material weaknesses in our internal control over financial reporting and the status of their remediation. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of September 30, 2007.

A “material weakness” is a significant deficiency, or combination of significant deficiencies, which results in more than a remote likelihood that a material misstatement of the annual or interim financial statements presented will not be prevented or detected. A “significant deficiency” is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with GAAP such that there is more than a remote likelihood that a misstatement of the annual or interim financial statements presented that is more than inconsequential will not be prevented or detected.

In April 2007, the Company determined, after consultation with its independent registered public accounting firm, that a restatement of its financial statements for the year ended December 31, 2006 filed as part of its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on April 17, 2007, was necessary due to certain erroneous entries appearing in its financial statements. Specifically, the Company filed an amended Annual Report on Form 10-KSB/A that amended and restated the Report solely to (i) amend and restate the Company’s financial statements filed as part of the Report to correct (a) erroneous “Paid in Capital” entry and “Retained earnings (deficit)” entry and resulting changes in “Total stockholders equity” and “Total liabilities and stockholders equity” entries as of December 31, 2006, set forth in the Balance Sheet located on page F-2 of this Amended Report, (b) erroneous “Deficient Accumulated During Development Stage” entry and “Total Equity” entry as of December 31, 2006, set forth in the Statement of Shareholders Equity on page F-5 of the Amended Report, (c) erroneous “Cash Flow from Financing Activities” entry, “Cash at end of period” entry, and “Shares issued in Lieu of Payment for Service” entry for the fiscal year ended December 31, 2006, set forth in the Statement of Cash Flows located on page F-6 of the Amended Report, and (ii) correctly disclose director compensation paid to a member of the Company’s board of directors during the fiscal year ended December 31, 2006, set forth on page 28 of the Amended Report.

Thereafter, on May 29, 2007, the Company completed the acquisition of Flex Fuels Energy Limited. In connection with and following the completion of such transaction, management of the Company changed and, thereafter, the Company engaged new independent accountants. Following such changes, in July 2007, the Company’s executive officers after having discussions with the Company’s board of directors concluded that the Company’s previously issued financial statements covering the fiscal year ended December 31, 2006, along with the Report of Independent Registered Certified Public Accounting Firm and quarterly period ended March 31, 2007 which had been filed by the Company with the Securities and Exchange Commission on Form 10-KSB/A and Form 10-QSB on April 26, 2007 and May 15, 2007, respectively, should no longer be relied upon because of errors in such financial statements as further addressed below. Subsequently, during July 2007 the Company reviewed the internal controls as of December 31, 2006, and identified the following material weaknesses in our internal control over financial reporting:

•	We did not maintain a proper in-house finance function and relied upon a third party to maintain the finance function and prepare the financial reports;
•
We did not maintain a timely and accurate period-end financial statement closing process or effective procedures for reconciling and compiling our financial records in a timely fashion. With respect to these procedures management determined that the material weakness arose due to the lack of training, experience or knowledge of persons preparing the financial records;

•	We did not effectively monitor the third-party accounting function and our oversight of financial controls; and
•	The Company’s knowledge of US GAAP was limited

The Company consequently prepared and filed in September 2007 a further amended Form 10-KSB for the fiscal year ended December 31, 2006, as well as an amended Form 10-QSB for the fiscal quarter ended March 31, 2007, which reports included audited financial statements that had been audited by the Company’s new independent accountants and restated unaudited financial statements that corrected all of the prior errors contained in such financial statements and filings. Specifically, (a) the amended Annual Report on Form 10-KSB/A was filed by the Company solely to correct:

(xvi)	unrecorded liabilities incurred in the year ended December 31, 2006;
(xvii)
certain legal costs associated with the investment in Flex Fuels Energy Limited and the private placement that were expensed incorrectly in the Statement of Operations for the fiscal year ended December 31, 2006;

(xviii)	to amend the fair value attributed to the stock issued to Mr. Tom Barr;
(xix)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(xx)	to correctly disclose related party transactions.

In addition, the amended Quarterly Report on Form 10-QSB was filed by the Company solely to correct:

(xvi)	unrecorded liabilities of $42,000 and other errors totaling $10,050 incurred in the quarter ended March 31, 2007;
(xvii)	to amend the balance sheets to reflect adjustments made in the Financials Statements for the period ended December 31, 2006 filed in the further amended Form 10-KSB;
(xviii)	to include the periods missing from the previous filing (Inception to March 31, 2006 and Inception to March 31, 2007) in the Statements of Operations and Statements of Cash Flows;
(xix)	to consolidate the balance sheet and results of Flex Fuels Energy Limited; and
(xx)	to correctly disclose related party disclosures.

We believe that the issues surrounding the restatements of these reports, mainly the maintenance of a proper in-house finance function, maintenance of internal controls related to the financial closing, review, and analysis process, oversight of financial controls, and the Company’s knowledge of US GAAP have been addressed as of the date of filing the amended Forms 10-KSB and 10-QSB (September 12, 2007). We further believe that the addition of new management personnel, including new management which resulted from the Company’s acquisition of Flex Fuels Energy Limited with its own finance function and the appointment of Paul Gothard, an experienced qualified accountant, as Chief Financial Officer, has strengthened our internal controls and that they will be effective in future periods. We note that the Company expended the sum of $________ in connection with the audit of the Company’s historical financial statements by its new independent accountant’s.

Limitations on the Effective of Controls

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

 Management, including the Company’s Chief Executive Officer and Chief Financial officer,  does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met.  Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs.   Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Changes in Internal Controls

Except as disclosed above, there were no changes in the Company's internal control over financial reporting during the period covered by this amended Quarterly Report on Form 10-QSB, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

12.          Please refer to Response to No. 11 for above In the Form 10-QSB for the quarter ended September 30, 2007, in response to Item 308(c), please describe in detail the changes in internal controls over financial reporting. Discuss the specific actions taken, when these actions were taken and any associated material costs.

Response to No.12

Please refer to Response No. 11 in reference to Form 10-QSB for the Quarter Ended September 30, 2007 above, as the Company has revised its disclosure in the Controls and Procedures Section of Amendment No.1 to its Form 10-QSB for the quarter ended September 30, 2007 to include a discussion of the changes in controls over financial reporting.

***

Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.
Very truly yours,

/s/ /s/ Richard A. Friedman